UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                          Altigen Communications, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    021489109
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Douglass Bermingham                       Robert G. Minion, Esq.
       627 Harris Road                               Lowenstein Sandler PC
       Bedford Hills, New York  10507                65 Livingston Avenue
       (212) 307-2660                                Roseland, New Jersey  07068
                                                     (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  021489109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Douglass Bermingham
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)   [ ]
             (b)   [X]

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC, OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:         723,434*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:    723,434*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0*
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   723,434*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):
                           [X]
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  13)  Percent of Class Represented by Amount in Row (11):      4.8%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*  As of April 28, 2006, Douglass  Bermingham  possesses  sole power to vote and direct the  disposition of 723,434 shares of the common stock,  $0.001 par value
per  share  (the  "Shares"),  of  Altigen   Communications,   Inc.,  a  Delaware
corporation (the "Company"),  held by (i) a Delaware limited liability  company,
the  sole  member  of  which  is  Mr.  Bermingham,   (ii)  several  trusts,  the
beneficiaries of which are members of Mr. Bermingham's family, and for which he serves as the trustee, (iii) Mr. Bermingham's individual retirement account and
(iv) Mr. Bermingham personally. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 723,434 Shares, or 4.8% of the Shares deemed issued and outstanding as of April 28, 2006. Mr. Bermingham has engaged in certain discussions with Larry Bursten, holder of 50,000 Shares as of April 28, 2006, with respect to the future of the Company and its various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") may be deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties may be deemed to be the beneficial owner of the Shares beneficially owned by the other. Each of the Parties expressly disclaims beneficial ownership of the Shares beneficially owned by the other. Additionally, each of the Parties expressly disclaims any assertion or presumption that the Parties constitute a "group." The aggregate number of Shares held by the Parties as of April 28, 2006 is 773,434, or 5.2% of the Shares deemed issued and outstanding as of that date. See Item 5 of this Schedule 13D for additional information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of Altigen Communications, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 4555 Cushing Parkway, Fremont, CA 94538.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Douglass Bermingham, whose address is 627 Harris Road, Bedford Hills, New York 10507. Mr. Bermingham exercises sole voting and investment authority with respect to the Shares held by (i) a Delaware limited liability company, the sole member of which is Mr. Bermingham,
(ii) several trusts, the beneficiaries of which are members of Mr. Bermingham's family, and for which he serves as the trustee, (iii) Mr. Bermingham's individual retirement account and (iv) Mr. Bermingham personally (collectively, the "Accounts").

          Mr. Bermingham has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Bermingham is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the securities of the Company set forth herein on behalf of the Accounts have come directly from the assets of the Account holders. The aggregate amount of funds used in making the purchases reported and/or included in this Schedule 13D was approximately $1,895,397.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes on behalf of the Accounts. Except as set forth below, Mr. Bermingham has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. Mr. Bermingham may make further purchases of Shares from time to time and may dispose of any or all Shares held by the Accounts at any time.

          Mr. Bermingham believes that the Shares are undervalued and represent an attractive investment opportunity. Mr. Bermingham also believes that the Company should explore its strategic alternatives and may benefit from engaging an investment bank to do so.

          Mr. Bermingham intends to closely evaluate the performance of the Shares, including but not limited to the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. He intends to pursue active discussions with the Company's existing management with respect to actions which might be taken by the Company to maximize shareholder value. Depending upon the Company's financial condition, results of operations, future prospects and other factors which Mr. Bermingham deems relevant, Mr. Bermingham may, among other things, (i) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of the Company's existing executive officers and/or existing members of the board of directors of the Company, and/or other matters regarding the management and operation of the Company, (ii) seek the removal of one or more members of the Company's board of directors and/or executive officers, (iii) seek expansion of the Company's board of directors, (iv) solicit proxies, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (i) and/or (ii) above or for the election of one or more nominees to the board of directors of the Company, and/or (v) take such other actions as Mr. Bermingham may determine.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended December 31, 2005, as filed with the Securities and Exchange Commission on February 21, 2006, there were 14,935,587 Shares issued and outstanding as of February 14, 2006.

          As of April 28, 2006, the Accounts held an aggregate of 723,434 Shares. Douglass Bermingham possesses sole power to vote and direct the disposition of all Shares held in the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 723,434 Shares, or 4.8% of the Shares deemed issued and outstanding as of April 28, 2006. Mr. Bermingham has engaged in certain discussions with Larry Bursten, holder of 50,000 Shares as of April 28, 2006, with respect to the future of the Company and its various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") may be deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties may be deemed to be the beneficial owner of the Shares beneficially  owned  by the  other.  Each  of the  Parties  expressly  disclaims beneficial ownership of the Shares beneficially owned by the other. Additionally, each of the Parties expressly disclaims any assertion or presumption that the Parties constitute a "group." The aggregate number of Shares held by the Parties as of April 28, 2006 is 773,434, or 5.2% of the Shares deemed issued and outstanding as of that date.

          During the sixty days on or prior to April 28, 2006, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Bermingham or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the purchases and sales of Shares detailed in the table below (each of which was effected in an ordinary brokerage transaction):

                                   (Purchases)

     Date                  Amount                Price

    03/01/06                8,050              $ 1.7111
    03/02/06                  150              $ 1.8200

    03/03/06                2,000              $ 1.9100
    03/06/06                3,500              $ 1.9160
    03/08/06                4,300              $ 1.8723
    03/09/06                6,650              $ 1.8716
    03/10/06                3,000              $ 1.8540
    03/23/06                1,000              $ 1.8900
    03/23/06                6,000              $ 1.8800
    03/23/06                1,750              $ 1.8700
    03/24/06                  290              $ 1.9200
    03/24/06                1,250              $ 1.9100
    03/24/06               11,710              $ 1.9000
    03/24/06                3,500              $ 1.8900
    03/27/06                3,360              $ 1.9500
    03/27/06                1,724              $ 1.9265
    03/27/06                2,500              $ 1.9000
    03/28/06                1,000              $ 1.8900
    03/28/06                2,000              $ 1.8750
    03/29/06                  100              $ 1.9700
    03/29/06                9,803              $ 1.9000
    03/29/06                4,350              $ 1.8900
    03/29/06                  100              $ 1.8800
    03/29/06                1,900              $ 1.8700
    03/29/06                2,321              $ 1.8500
    03/31/06                1,000              $ 1.9000
    03/31/06                1,150              $ 1.8900
    03/31/06                1,300              $ 1.8400
    04/04/06                1,200              $ 1.8900
    04/04/06                2,500              $ 1.8800
    04/05/06                1,000              $ 1.8900
    04/05/06                9,500              $ 1.8800
    04/06/06                2,000              $ 1.8800
    04/07/06                4,500              $ 1.8900
    04/10/06                1,000              $ 1.9100
    04/11/06                  600              $ 1.9000
    04/12/06                1,000              $ 1.8700
    04/17/06                1,940              $ 1.8700
    04/17/06                  400              $ 1.7900
    04/18/06                2,250              $ 1.8500
    04/18/06                1,350              $ 1.8400
    04/18/06                1,000              $ 1.8200

    04/19/06                  500              $ 1.8300
    04/20/06                  500              $ 1.8200
    04/20/06                  732              $ 1.7600
    04/21/06                  618              $ 1.8300
    04/24/06                4,650              $ 1.8300
    04/25/06                2,000              $ 1.8200
    04/25/06                2,000              $ 1.8100
    04/25/06                3,000              $ 1.8000
    04/26/06                2,100              $ 1.8300
    04/26/06                1,000              $ 1.8100
    04/26/06                  400              $ 1.7800
    04/27/06                1,950              $ 1.7700
    04/27/06                2,000              $ 1.7600
    04/27/06                2,500              $ 1.5500
    04/27/06                5,000              $ 1.5200
    04/28/06                7,500              $ 1.6100
    04/28/06                5,000              $ 1.5600


                                     (Sales)

     Date                  Amount                Price

    03/14/06                3,578              $ 1.8508
    03/14/06                  237              $ 1.8400
    03/17/06                3,659              $ 1.7700



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not applicable. See Item 5 for a description of the relationship between Messrs. Bermingham and Bursten.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                May 11, 2006


                                                /s/ Douglass Bermingham
                                                --------------------------------
                                                Douglass Bermingham



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).